FIRST POINT MINERALS CORP.

INFORMATION CIRCULAR
AS AT MAY 30, 2006

            SOLICITATION OF PROXIES BY MANAGEMENT

This Information Circular is furnished in connection with the solicitation of proxies by the management of First Point Minerals Corp. (the “Company”) for use at the Annual General Meeting (the “Meeting”) of shareholders of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and at any adjournment thereof.

The Board of Directors and management contemplate a solicitation of proxies primarily by mail. Proxies may also be solicited personally or by telephone by directors, officers or employees of the Company who will not be additionally compensated therefor. The cost of the solicitation will be borne by the Company.

            NOTICE OF RECORD DATE

A notice pertaining to the Meeting and establishing the record date as May 19, 2006 was delivered to the British Columbia, Alberta and Ontario securities commissions and the TSX Venture Exchange on April 25, 2006.

           INSTRUMENT OF PROXY AND EXERCISE OF DISCRETION

In order to be valid for use, Instruments of Proxy must be received by Computershare Trust Company of Canada, whose address is 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 and fax is 1-866-249-7775 (or 1-416-263-9524 from outside North America), at least 48 hours (excluding Saturday, Sunday or holidays) prior to the hour set for the Meeting.

The shares represented by proxies and received by Computershare Trust will be voted in accordance with the instructions given therein by the Shareholders on any ballot that may be called for, and if a Shareholder specifies a choice with respect to any matter to be acted on, the shares will be voted accordingly.  IF A CHOICE IS NOT SO SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE ACCOMPANYING FORM OF PROXY WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED ON THE FORM OF PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR.

The form of Proxy accompanying this Information Circular confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the Meeting.  As of the date of this Information Circular, the management of the Company knows of no such amendment or variation or matters to come before the Meeting other than those referred to in the accompanying Notice of Meeting.

Dr. Peter M. D. Bradshaw, CEO and President of the Company, and alternatively, Mr. J. Christopher Mitchell, a director of the Company, named as proxies in the enclosed form of proxy are nominees of the Company’s management. A Shareholder or an intermediary holding shares and acting on behalf of an unregistered shareholder has the right to appoint a nominee (who need not be a Shareholder) to represent him at the Meeting other than the person designated in the enclosed proxy form by striking out the names of Dr. Bradshaw and Mr. Mitchell and inserting the name of his chosen nominee in the space provided for that purpose on the form, or by completing another form of proxy.

            NON-REGISTERED HOLDERS

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are “non-registered” shareholders because the Shares they own are not registered in their own names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares.  More particularly, a person is not a Registered Shareholder in respect of Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)), of which the Intermediary is a participant.

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as “NOBOs”.  Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as “OBOs”.

In accordance with the requirement of National Policy 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer, of the Canadian Securities Administrators, the Company has elected to send the Notice of Meeting, this Information Circular and Proxy (collectively, the “Meeting Materials”) directly to the NOBOs.  The Meeting Materials will not be sent to OBOs.

Meeting materials sent to Non-Registered Holders who have not waived the right to receive Meeting Materials are accompanied by a request for voting instructions (a “VIF”).  This form is instead of a proxy.  By returning the VIF in accordance with the instructions noted on it, a Non-Registered Holder is able to instruct the Registered Shareholder how to vote on behalf of the Non-Registered Holder.  VIFs, whether provided by the Company or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own.  Should a Non-Registered Holder who receives a VIF wish to attend the meeting or have someone else attend on his/her behalf, the non-Registered Holder may request a legal proxy as set forth in the VIF, which will grant the Non-Registered Holder or his/her nominee the right to attend and vote at the Meeting.  Non-Registered Holders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered.

           REVOCABILITY OF PROXY

A Shareholder, or an Intermediary acting on behalf of a Shareholder, which has given a Proxy has the power to revoke it at any time before it is exercised. Revocation can be effected by an instrument in writing signed by the Intermediary, Shareholder or his attorney authorized in writing, and, in the case of a corporation, executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and either delivered to the office of the Company at Suite 906 – 1112 West Pender Street, Vancouver, British Columbia V6E 2S1, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or deposited with the Chairman of the Meeting prior to the commencement of the Meeting.  The giving of a proxy will not affect the Shareholder's right to vote in person should said Shareholder decide to attend the Meeting after giving his/her proxy.

           INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED ON

Other than as disclosed elsewhere herein, none of the following persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the meeting other than the election of directors or the appointment of auditors:

    any director or executive officer of the Company at any time since the commencement of the Company’s last completed financial year;
    any proposed nominee for election as a director of the Company; and
    any associate or affiliate of the foregoing persons.

           FINANCIAL STATEMENTS, PRESIDENT’S REPORT, MANAGEMENT’S DISCUSSION AND
           ANALYSIS AND ADDITIONAL INFORMATION

The President’s Report to the Shareholders and the consolidated financial statements of the Company for the year ended December 31, 2005 (the “Financial Statements”), including the accompanying notes and the auditor’s report, will be presented to the shareholders at the Meeting.  These documents are being mailed to shareholders with this Information Circular.

Additional information relating to the Company may be found on the SEDAR website at www.sedar.com.  A securityholder may contact the Company to request copies of the Company’s financial statements and Management’s Discussion and Analysis (“MD&A”).  Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year.

           VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of first and second preferred shares, none of which have been issued and an unlimited number of common shares without par value. As at the date hereof, there are 49,056,743 issued and outstanding common shares and each such share is entitled to one vote.  Only those Shareholders of record on May 19, 2006 or who subsequently become holders of record of such securities and who make a written request to vote to the Secretary of the Company by the close of business June 23, 2006, are entitled to receive notice of and vote at the forthcoming Meeting.  The Company has at present only one class of shares entitled to be voted at the meeting.

To the knowledge of the directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company.

           ELECTION OF DIRECTORS

The Board of Directors presently consists of six directors and it is intended to elect six directors at this Meeting for the ensuing year.

The term of office of each of the present directors expires at the Meeting.  The directors are elected annually and serve until the next Annual General Meeting or until their successors are duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or he becomes disqualified to act as a director.  In the absence of instructions to the contrary, the enclosed Proxy will be voted for the nominees listed herein.  The management of the Company has nominated the persons listed below for election as directors.

Management does not contemplate that any of the nominees will be unable to serve as a director.  The Company has not received notice of, and management is not aware of any proposed nominee in addition to, the named nominees.  IN THE EVENT THAT PRIOR TO THE MEETING ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED, IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY THE PERSON NAMED IN THE PROXY TO VOTE THE SHARES REPRESENTED BY THE PROXY ON A POLL FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS DIRECTORS OR FOR ANY OTHER MATTER THAT MAY ARISE AT THE MEETING.

The nominees are: Peter M. D. Bradshaw, Roderick W. Kirkham, Patrick J. Mars, J. Christopher Mitchell, William H. Myckatyn and Robert A. Watts. The information given below as to principal occupations and shares owned was furnished by each nominee.

Nominee	Principal occupation or employment and, if not a previously elected director, occupation during the preceding five years	Served as director continuously since	Other position or office with the Company	Number of shares directly or indirectly owned or controlled as of date hereof
Peter M. D. Bradshaw West Vancouver, BC Canada	CEO and President, First Point Minerals Corp., July 1996 to May, 2004 and July 2005 to present; CEO and Chairman, First Point Minerals Corp., June 2004 to June 2005.	July 11, 1996	Chairman and CEO	1,168,220
Roderick W. Kirkham(2) Vancouver, BC Canada	Partner, Heenan Blaikie LLP, legal firm.	February 2, 1995	None(1)	579,000
Patrick J. Mars(2,3) Toronto, Ontario Canada	President, P. J. Mars Investments Limited (financial consultant to the mining industry).	October 17, 2001	None	220,000
J. Christopher Mitchell Delta, BC Canada	Chief Financial Officer (“CFO”) of Diamondex Resources Ltd., July 2005 to present; President of First Point Minerals Corp., June 2004 to June 2005; CFO of First Point, July 2003 to April 30, 2006; CFO of Constellation Copper Corp., October 2000 to March 2004.	May 28, 2004	Corporate Secretary	322,954
William H. Myckatyn(2,3) Horsefly, BC Canada	CEO, Quadra Mining Ltd., a mining company.	February 16, 1999	None	80,556
Robert A. Watts(3) Victoria, BC Canada	President, Wattsline Management Ltd. (financial consultant to mining industry).	July 11, 1996	None(4)	481,043
  Mr. Kirkham served as Company Secretary from July 11, 1996 until July 16, 2003.
  Member of the Compensation Committee.
  Member of the Audit Committee
  Mr. Watts served as Chief Financial Officer from July 11, 1996 until July 16, 2003.

Corporate Cease Trade Orders or Bankruptcies

No director of the Company is, or within the ten years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, (i) was the subject of a cease trade order or similar order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade order or similar order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets, other than Patrick J. Mars who was President and director of Anvil Range Mining Corporation (“Anvil”), when Anvil made a voluntary arrangement with creditors under the provisions of the Companies Creditors Arrangement Act (Canada) in 1998, and Peter Bradshaw who was a director of Pegasus Gold Corp. when it filed for Chapter 11 protection under the United States Bankruptcy Code in September 1998.

Personal Bankruptcies

During the ten years preceding the date hereof, no director of the Company has been declared bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets.

            STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Board of Directors

The Company’s Board of Directors is currently comprised of six directors, Peter M. D. Bradshaw, Roderick W. Kirkham, Patrick J. Mars, J. Christopher Mitchell, William H. Myckatyn and Robert A. Watts, of which all members, except Messrs. Bradshaw and Mitchell, are independent as defined in National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and Multilateral Instrument 52-110 - Audit Committees (“MI 52-110”).  Messrs. Bradshaw and Mitchell are not independent by virtue of their being executive officers of the Company as defined in MI 52-110.

Directorships

The following directors of the Company are presently directors of other issuers that are reporting issuers (or the equivalent) in any jurisdiction, including foreign jurisdictions:

Director	Other Reporting Issuers

Peter M. D. Bradshaw	Aquila Resources Inc.
Roderick W. Kirkham	Palladon Ventures Ltd.
Patrick J. Mars	Aura Gold Inc. Carpathian Gold Inc. Endeavour Mining Capital Glencairn Gold Corporation Manicouagan Minerals Inc. Pacifica Resources Ltd. Sage Gold Inc. Yamana Gold Inc.
J. Christopher Mitchell	Endurance Gold Corporation Orvana Minerals Corp.
William H. Myckatyn	Pacific Rim Mining Corp. Quadra Mining Ltd.
Robert A. Watts	Coro Mining Corp. Silver Quest Resources Ltd.

Orientation and Continuing Education

The Company does not have a formal orientation and continuing education program.  However, the Company ensures that new board members are properly trained and oriented as part of the Board of Directors’ overall stewardship duties.  The Board of Directors is responsible for supervising management in carrying on the business and affairs of the Company.  Directors are required to act and exercise their powers with reasonable prudence in the best interests of the Company.  The Board discharges the following responsibilities as part of its overall stewardship duties:

  the strategic planning process of the Company;
  identification and management of the principal risks associated with the business of the Company;
  planning for succession of management;
  the Company’s policies regarding communications with its shareholders and others; and
  the integrity of the internal controls and management information systems of the Company.

Ethical Business Conduct

The directors of the Company encourage and promote a culture of ethical business conduct through communication and supervision as part of their overall stewardship role.

Nomination of Directors

There is no formal procedure for the nomination of directors of the Company.  However, the Board of Directors considers potential future members as part of its succession planning.

Compensation

The Board of Directors has a Compensation Committee which meets at least once a year to consider the compensation to be paid to the executive officers.  The deliberations are conducted in the context of the duties and responsibilities of the executive officers and in the context of market rates for persons of similar qualifications performing similar services.

Other Board Committees

Other than for the Audit and Compensation committees, the Board of Directors has no committees in place at this time.

Assessments

The Board of Directors of the Company does not conduct any formal evaluation of the performance and effectiveness of the members of the Board, the Board as a whole or any committee thereof.

            CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

Under Multilateral Instrument 52-110 – Audit Committees, companies are required to provide disclosure with respect to their audit committee including the text of the audit committee’s charter, composition of the audit committee and the fees paid to the external auditor.  Reference is made to Schedule “A” attached hereto and forming a part hereof.

           STATEMENT OF EXECUTIVE COMPENSATION

Reference is made to Schedule “B” attached hereto and forming a part hereof.

            INCENTIVE STOCK OPTION PLAN

a)         Purpose of the Plan

The Company’s compensation policy is designed to lessen the Company’s financial burden for payroll expenses, and for this reason, no bonus arrangements or pension plans for the benefit of directors, officers or employees have been instituted.  Likewise, while the Company reimburses directors for out-of-pocket costs incurred in performing their duties as directors, it does not pay directors’ fees.  As a consequence, in order to retain qualified personnel and to induce them to make a maximum contribution to the success of the Company, the compensation policy places particular emphasis on stock options.  The Compensation Committee regularly reviews the status of options held by directors, officers and employees.  The Committee is of the view that the long-term incentives achieved through the granting of stock options is an effective way of ensuring that directors and officers make the decisions that in the long-term enhance the value of the Company for all shareholders.

b)         Summary of General Requirements

The current policies of the TSX Venture Exchange (the “Exchange”) require that all issuers (other than capital pool companies) must implement a stock option plan using one of the following methods.

    a “rolling” stock option plan (a “Rolling Plan”) reserving a maximum of 10% of the issued shares of the Company at the time of the stock option grant, with no vesting provisions;
    a fixed number stock option plan (a “Fixed Plan”) reserving a specified number of shares for options granted under the Fixed Plan, up to a maximum of 20% of the Company’s issued shares as at the date of the shareholder approval, with vesting provisions for Fixed Plans that reserve more than 10% of the issued shares for options so granted.

In summary, an issuer must implement (i) a Rolling Plan, (ii) a Fixed Plan reserving 10% or less of the Company’s issued shares or (iii) a Fixed Plan reserving over 10% and up to a maximum of 20% of the Company’s issued shares as at the date of shareholder approval.

The Company’s incentive stock option plan is a Rolling Plan.  The most relevant provisions contained in the Exchange's policies for a Rolling Plan are as follows:

    Options under the Plan may only be granted to directors, officers, employees or consultants of the Company and only while the optionee remains in that position or for a period of 90 days after ceasing to be in that position.
    The aggregate number of shares that may be reserved for issuance pursuant to the Plan cannot exceed 10% of the issued shares of the Company as determined from time to time.
    The aggregate number of shares that may be granted to any one individual is limited to 5% of the issued shares of the Company.
    The minimum exercise price of the options granted under the Plan will generally be the closing price of the Company's shares on the last business day proceeding the date on which written notice from the Company is received by the Exchange advising the Exchange that options are to be granted.
    Options under the Plan may be granted for a period up to five years.

As at the date of this circular, Management has granted options for 4,645,000 Common Shares to its directors, officers, employees and consultants. (See "Statement of Executive Compensation").

c)         Ratification of the Plan

It is a policy of the Exchange to require each company having an incentive stock option plan (the “Plan”) of the type used by the Company to have the Plan ratified at an annual meeting of shareholders.  Accordingly, Shareholders will be asked to consider, and the directors, believing it to be in the best interests of the Company, recommend the shareholders approve the following ordinary resolution:

To consider, and if thought fit, to ratify and approve the Company's continuing use of the Plan for the reservation of up to 10% of the Company's issued capital from time to time for the purpose of granting options to purchase shares of the Company to directors, officers, employees and consultants of the Company pursuant to the Plan and as required by the policies of the TSX Venture Exchange.

           SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

As at December 31, 2005, First Point Minerals had equity securities authorized for issuance as shown in the following table:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	3,205,000	$0.274	525,846
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	3,205,000	$0.274	525,846

           INDEBTEDNESS TO COMPANY OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors, executive officers, employees, former directors, executive officers and employees of the Company or any of its subsidiaries, proposed nominees for election, or any associates of the foregoing persons is or has been indebted to the Company (other than routine indebtedness) in excess of $50,000 at any time for any reason whatsoever, including the purchase of securities of the Company or any of its subsidiaries.

           INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since the commencement of the Company’s last completed fiscal year, other than as disclosed elsewhere herein, no informed person of the Company, any proposed nominee for election as a director or any associate or affiliate of any informed person or proposed director has any material interest, direct or indirect, in any transaction or in any proposed transaction which, in either case, has materially affected or would materially affect the Company.  The term “informed person” as defined in National Instrument 51-102 – Continuous Disclosure Obligations, means:

    a director or executive officer of a reporting issuer;
    a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer;
    any person or company who beneficially owns, directly or indirectly, voting securities of a reporting issuer or who exercises control or direction over voting securities of a reporting issuer or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person of company as underwriter in the course of a distribution; and
    a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

Set forth below are details of material transactions in which “informed persons” have an interest:

Private Placement Transactions

In April 2005, certain investors participated in a private placement for gross proceeds of $651,750.  A total of 4,345,001 units priced at $0.15 per unit were sold.  Each unit consisted of a common share and one-half of one common share purchase warrant (a “Warrant”).  One full Warrant entitles the holder to purchase one additional common share at a price of $0.20 per share on or before April 28, 2007.  Messrs. R. W. Kirkham, J. C. Mitchell and R. A. Watts, each a director of the Company, purchased, 100,000, 66,667 and 100,000 units, respectively, for an aggregate purchase price of $40,000 and RAB Special Situations LP, purchased 3,000,000 units for a purchase price of $450,000.

In March 2006, certain investors participated in a private placement for gross proceeds of $1,626,700.  A total of 11,619,288 units priced at $0.14 per unit were sold.  Each unit consisted of a common share and one common share purchase warrant (a “Warrant”).  Each Warrant entitles the holder to purchase one additional common share at a price of $0.20 per share for a period of 12 months from closing.  The closing occurred in two tranches, the first on March 1st, for 5,190,716 units, and the second on March 13th, for 6,428,572 units.  Messrs. P. M. D. Bradshaw, R. W. Kirkham, P. J. Mars, J. C. Mitchell and R. A. Watts, each a director of the Company, purchased, 107,143, 118,000, 180,000, 106,287 and 107,143 units, respectively, for an aggregate purchase price of $86,600 and RAB Special Situations (Master) Fund Limited purchased 1,000,000 units for a purchase price of $140,000.

           MANAGEMENT CONTRACTS

There are no management functions of the Company or any of its subsidiaries which are to any substantial degree performed by a person other than a director or executive officer of the Company or any of its subsidiaries.

           APPOINTMENT OF AUDITOR

The management of the Company will recommend to the Meeting to reappoint the Company's auditor, De Visser Gray, Chartered Accountants, of 905 W. Pender Street, Suite 401, Vancouver, British Columbia V6C 1L6, to hold office until the close of the next Annual General Meeting of shareholders.  It is proposed that the remuneration to be paid to the auditor be fixed by the directors.

De Visser Gray has been acting as the Company's auditor since August, 1996.

           PARTICULARS OF OTHER MATTERS TO BE ACTED ON

The Management of the Company knows of no other matters to come before the meeting other than the matters set forth above and in the Notice of Meeting accompanying this Information Circular, but if such should occur the persons named in the accompanying Form of Proxy intend to vote on them in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters identified in the notice of meeting and other matters which may properly come before the meeting or any adjournment thereof.

           ADDITIONAL INFORMATION

Additional information concerning the Company is available on the SEDAR website at www.sedar.com.  Shareholders wishing to obtain a copy of the Company’s financial statements and MD&A may contact the Company as follows:

First Point Minerals Corp.
Suite 906, 1112 West Pender Street
Vancouver, British Columbia V6E 2S1

Financial information is provided in the Company’s comparative audited financial statements and MD&A for the most recently completed financial year.

            BOARD APPROVAL

The contents of this Information Circular including the schedules thereto, and the sending thereof to shareholders entitled to receive notice of the Meeting, to each director, to the auditor of the Company and to the appropriate governmental agencies, have been approved in substance by the directors of the Company pursuant to resolutions passed as of May 30, 2006.

CERTIFICATE

The undersigned hereby certify that the foregoing constitutes full, true and plain disclosure of all material facts relating to the particular matters to be acted upon by the security holders. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED the 30th day of May, 2006.

"Peter M. D. Bradshaw"
Peter M. D. Bradshaw
Chief Executive Officer and President

Schedule “A” to the Information Circular of
First Point Minerals Corp. (the "Company")

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

Mandate

The primary function of the Company’s audit committee (the “Committee”) is to assist the Board of Directors (the “Board”) in fulfilling its financial oversight responsibilities by:

(a)     ensuring that the Company’s management has designed and implemented an effective system of internal controls;

(b)     reviewing the annual and interim financial reports and all other documents provided by the Company to its shareholders and/or applicable regulatory authorities, to ensure:

    the integrity of the Company’s financial statements, and
    compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and the disclosure of material facts.

(c)      providing oversight of other financial matters affecting the Company, including:

    reviewing the reasonableness of estimates and judgments that are material to reported financial information;
    reviewing the investments and transactions that could adversely affect the well-being of the Company;
    identifying the risks inherent in the Company’s business and to review and approve management’s risk philosophy and risk management policies;
    receiving reports on the periodic findings of any regulatory authority and management’s response and observations thereon, and reviewing all related-party transactions.

(d)     assessing the qualifications, independence and performance of the Company’s external auditors.

(e)     recommending to the Board the selection, and where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f)     reviewing the audit plan of the external auditors prior to the commencement of the audit;

(g)     reviewing with the external auditors, upon completion of their audit:

    the contents of the audit report;
    the scope and quality of the audit work performed;
    adequacy of the Company’s financial and accounting personnel and the level of co-operation received from such personnel during the audit;
    significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles and management systems;
    significant transactions outside the normal business of the Company, and the non-audit services provided by the external auditors.

(h)      providing an open avenue for communication on a regular basis among the Company’s external auditors, management and the Board.

(i)      consulting with the external auditors, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements.

(j)       reviewing any significant disagreements between management and the external auditors in connection with the preparation of the financial statements.

Committee composition, meetings and reporting

The Committee shall be comprised of at least three members, the majority of whom shall be independent directors and each of whom shall, to the satisfaction of the Board, be “financially literate”, meaning a person who has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.  At least one member of the Committee shall have accounting or related financial expertise (i.e., able to analyze and interpret a full set of financial statements, including the notes thereto, in accordance with generally accepted accounting principles).

The members of the Committee shall be appointed by the Board at its first meeting following the Annual General Meeting of shareholders.  Unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.  The Board may at any time remove a member from the Committee, and a member of the Committee shall cease to hold such position upon ceasing to be a member of the Board.

The Committee currently consists of the following individuals: Robert A. Watts, Chairman, Patrick J. Mars and William H. Myckatyn.  Each of Messrs. Watts, Mars and Myckatyn is independent and financially literate.  Mr. Watts is a Chartered Accountant with over 30 years experience acting in a senior capacity with a number of publicly-listed exploration and mining companies.

Except as otherwise provided in this mandate, the rules and regulations relating to the calling and holding of and proceedings at meetings of the Committee shall be those, making allowance for the fact that it is a committee, that apply to meetings of the Board, subject to such modifications as may, from time to time, be determined by resolution of the Committee.  Until otherwise determined by resolution of the Board:

  The quorum for meetings of the Committee shall be two of its members.
  Meetings of the Committee may be called by its Chair or Vice Chair, if any, or by any member of the Committee, or by the external auditor of the Corporation.  The Committee may at any time request the attendance of any officer of the Corporation or any person at any meeting of the Committee.  Any member of the Committee may request the external auditor of the Corporation to attend every meeting of the Committee held during the member’s term of office.
  The external auditor of the Corporation shall receive notice of every meeting of the Committee and may attend and be heard at any meeting.
  Meetings of the Committee shall be held at least quarterly at such time and place as may be determined from time to time by the Committee or by the Chair or Vice Chair, if any, of the Committee, and notice thereof shall be given in the manner and with the length of notice provided in the resolution(s) of the Board relating to notices of meetings of directors.

Minutes shall be kept of all meetings of the Committee and the Committee shall report to the Board as follows:

  In the case of annual statements and any returns that under applicable legislation must be approved by the Board, the Committee shall report thereon to the Board before approval is given.
  All significant actions of the Committee shall be reported to the Board whenever possible at its next succeeding regular Board meeting and shall be subject to revision or alteration by the Board.
  All minutes of the Committee shall be attached to the Board minutes and forwarded to each member of the Board by the Secretary in a timely manner.

The Committee may call a meeting of the Board to consider any matter of concern to the Committee.

Authority

The Committee shall have the authority:

  to communicate directly with the external auditor and to approve in advance any services to be provided by the external auditor that are not related to the audit.
  to inspect, either directly or through its duly appointed representatives, all of the relevant accounting books, records and systems of the Company and to discuss with the officers and external auditor such books, records, systems and other matters considered appropriate;
  to ensure the attendance of the Company’s Chief Executive and Chief Financial officers and other members of management at meetings as appropriate;
  to engage such independent counsel and other outside professional advisors and other experts as it may from time to time deem necessary or advisable for its purposes and to set and cause to be paid by the Company the compensation of any such counsel or advisors;
  to set and cause to be paid by the Company the ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties, and through its Chair, to contact directly any employee of the Company it deems necessary, and any employee or third party may bring before the Committee any matter involving questionable, improper or illegal practices or transactions.

Board review of Charter

The Board shall review the adequacy of the Committee’s Charter on at least an annual basis.

External auditor service fees

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years are as follows:

Financial Year ending Dec. 31	Audit Fees(1)	Audit-related Fees(2)	Tax Fees(3)	All other fees(4)

2004	$9,000	$1,900	$1,000	-
2005	$11,200	-	$1,300	-
    The aggregate audit fees as billed.
    The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements which are not included under the heading “Audit Fees”.
    The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.
    The aggregate fees billed for products and services other than as set out under the three previous headings.

Exemption

The Company is relying on the exemption provisions of Section 6.1 of Multilateral Instrument 52-110 – Audit Committees.  These exempt Venture Exchange issuers from the requirement to comply with the restrictions on the composition of its audit committee and the disclosure requirements of its audit committee in an annual information form as prescribed by MI 52-110.

Schedule “B” to the Information Circular of
First Point Minerals Corp. (the "Company")

STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this Information Circular:

(a)        “Chief Executive Officer” or "CEO" means each individual who served as chief executive officer of First Point Minerals or acted in a similar capacity during the most recently completed financial year;

(b)        "Chief Financial Officer" or “CFO” means each individual who served as chief financial officer of First Point Minerals or acted in a similar capacity during the most recently completed financial year;

(c)        "Named Executive Officer" or “NEO” means:

    each CEO;
    each CFO;
    each of the Company's three most highly compensated executive officers, other than the CEO and the CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000, and any additional individuals for whom disclosure would have been provided under (iii) but for the fact that the individual was not serving as an officer of First Point Minerals at the end of the most recently completed financial year-end, and

(d)        “Financial Period” means the period from January 1, 2005 to December 31, 2005.

Executive Compensation

During the Financial Period, the Company’s Named Executive Officers were:

  Peter M.D. Bradshaw, who was appointed President and CEO effective June 27, 2005.  Prior thereto, he was appointed Chairman and CEO effective May 28, 2004 and prior thereto he was appointed President and CEO effective July 1996;
  J. Christopher Mitchell, who served as CFO from July 16, 2003 to April 30, 2006.  He also served as President from May 28, 2004 to June 27, 2005, and
  Robert A. Watts, who served as CFO for the period from July 11, 1996 to July 16, 2003.
(collectively, the “Named Executive Officers”).

The following table sets forth, for the periods indicated, the compensation of the Named Executive Officers:

NEO’s Name and Principal Position	Year (1)	Annual Compensation			Long Term Compensation			All Other Compensations ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other annual compensation ($)	Securities under options/SARs(2) granted (#)	Shares or units subject to resale restrictions ($)	Long term incentive plan payouts ($)
Peter M.D. Bradshaw CEO and President(3)	2005	140,000	Nil	Nil	225,000	Nil	Nil	Nil
	2004	107,335	Nil	Nil	25,000	Nil	Nil	Nil
	2003	120,670	Nil	Nil	95,000	Nil	Nil	Nil
J. Christopher Mitchell CFO(4)	2005	Nil	Nil	46,075(5)	175,000	Nil	Nil	Nil
	2004	Nil	Nil	92,546(5)	25,000	Nil	Nil	Nil
	2003	Nil	Nil	10,000(5)	200,000	Nil	Nil	Nil
Robert A. Watts CFO(6)	2005	Nil	Nil	Nil	125,000	Nil	Nil	Nil
	2004	Nil	Nil	Nil	25,000	Nil	Nil	Nil
	2003	20,800	Nil	Nil	60,000	Nil	Nil	Nil
  January 1 to December 31.
  Stock appreciation rights.
  Dr. Bradshaw was appointed President and CEO on July 11, 1996.  He was Chairman and CEO of the Company on May 28, 2004, and was re-appointed President and CEO on June 27, 2005.  Of the $140,000 earned by Dr. Bradshaw in 2005, $84,000 was paid and payment of the balance was deferred.
  Mr. Mitchell was appointed CFO on July 16, 2003 and served in that capacity until April 30, 2006.  He also served as President from May 28, 2004 to June 27, 2005.
  Paid to Adera Company Management Inc., a private company controlled by Mr. Mitchell
  Mr. Watts served as CFO from July 11, 1996 to July 16, 2003.

Options and stock appreciation rights ("SARs") granted during the Financial Period

The following table sets forth details of incentive stock options granted to each of the Named Executive Officers during the most recently completed Financial Period:

NEO’s Name	Securities under options/SARs granted (#)	Percentage of total options/SARs granted to employees in Financial Period(1)	Exercise or base price ($/Security)	Market value of securities underlying options/SARs on the date of grant ($/Security)(2)	Expiration date
Peter M.D. Bradshaw	225,000	17.4%	$0.15	$0.11	20-Sep-2010
J. Christopher Mitchell	175,000	13.5%	$0.15	$0.11	20-Sep-2010
Robert A. Watts	125,000	9.7%	$0.15	$0.11	20-Sep-2010
  Reflected as a percentage of the total number of options to purchase common shares granted (1,295,000) during the Financial Period.
  Closing share price on the day prior to the day the stock options were granted.

Aggregated options/SAR exercises during the most recently completed Financial Period and Financial Period-end option/SAR values.

No options or freestanding SARs were exercised by any NEO during the most recently completed Financial Period.  The Financial Period-end value of unexercised options and SARs, on an aggregated basis, is shown in the following table:

NEO’s Name	Securities acquired on exercise (#)	Aggregate value realized ($)	Unexercised Options/SARs at Financial Period-end (#) Exercisable/ Unexercisable(1)	Value of unexercised in-the-money Options/SARs at Financial Period-end ($) Exercisable/ Unexercisable(2)
Peter M.D. Bradshaw	Nil	Nil	570,000/Nil	Nil/Nil
J. Christopher Mitchell	Nil	Nil	400,000/Nil	Nil/Nil
Robert A. Watts	Nil	Nil	330,000/Nil	Nil/Nil
  All of the incentive stock options held by the NEOs during the Financial Period were exercisable at December 31, 2005.
  Based on a closing share price at the end of the Financial Period of $0.125 per share.

No incentive stock options held by any NEO were repriced during the Financial Period.

Pension Plan

The Company does not have any pension plan arrangements in place.

Termination of Employment, Change in Responsibilities and Employment Contracts

There is no employment contract between the Company and any Named Executive Officer.

Compensation of Directors

During the Financial Period, except as otherwise disclosed herein or in the Financial Statements, no compensation was paid or is payable by First Point Minerals to the Company’s directors for their services:

    in their capacity as directors, including any amounts payable for committee participation or special assignments pursuant to any standard or other arrangements; or
    as consultants or experts.

However, direoctors were reimbursed for out-of-pocket expenses incurred in the course of discharging their duties as directors.

The Company has no pension plan or other arrangement for non-cash compensation to the directors, except incentive stock options.  During the Financial Period, the directors were granted an aggregate of 950,000 incentive stock options to purchase common shares of the Company, exercisable at $0.15 per share at any time up to September 20, 2010.  During the Financial Period, no incentive stock options were exercised by any director.